July 13, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:     Pacman Media Inc.

                        Registration Statement on Form S-1

                        Filed March 16, 2015

                        File No. 333-202771

                           Dear Maryse Mills-Apenteng,

          This letter sets forth the responses of Pacman Media Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of April 10, 2015.  Each numbered paragraph below responds to the comment having the same number in the April 10, 2015 comment letter.

General

1.

You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status.  Discuss the prohibition on the use of Form S- 8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.  Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

In response to the Staff’s comment, the Company has revised throughout to address the Staff’s comments in regards to our shell company status.

2.

Please specifically disclose the factual basis for, and the context of, your beliefs, understandings, estimates, and opinions set forth in the registration statement.  You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following statements on page 41 that:

•

as of June 2014 there were more than 1.2 million apps available for download from the Apple Store;

•

the frequency with which apps are downloaded on a monthly basis has risen from an average of 12,500 in July 2008 to 50,000 in September 2012;

•

although the market is saturated the average app producer is making more money than ever and some of them are making a lot more money;

•

2.4 percent of smartphone users in the United States downloaded at least eight apps per month; and

•

34.5% of smartphone users downloaded apps on a monthly basis.

Alternatively, if you are unable to provide support for such statements, please remove them.

Conforming to the Staff’s request, the Company has revised its statements to remove the ones that could not substantiate and added new ones and provide their source.

Cover

3.

Please revise to include a cross-reference to the page on which the risk factor section appears in the prospectus.  Refer to Item 501(b)(5) of Regulation S-K.

To respond to the Staff’s request, the Company has revised this section to include a cross-reference to the page on which the risk factor section appears in the prospectus.

Part I

Summary, page 5

4.

Your business description states only that you will specialize in the creation and sale of mobile apps for use in smartphones, tablet computers and any other mobile device. Please revise this generic description to provide more specific detail regarding the scope of your proposed mobile app business.

To respond to the Staff’s request, the Company has revised this section to provide more specific description regarding our proposed mobile app business..

5.

Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events concerning your business development without addressing the uncertainty associated with your business plans.  For example, you state here and on page 30, without qualification, that you will specialize in the creation of mobile apps. Please revise these and other similar statements in your prospectus to clarify that you expect to engage in these business activities and to address the potential challenges and uncertainties associated with these plans.

In response to the Staff’s request, the Company has revised its prospectus throughout to address Staff’s comments.

6.

Please revise your statement under “Gross Proceeds to Our Company” to disclose the range of possible outcomes resulting from your best efforts, no minimum, offering since it is not assured that you will generate the maximum amount of proceeds.

In response to the Staff’s comment, the Company has revised its statement under “Gross Proceeds to Our Company” section.

Risk Factors

Risks Related to our Business, page 7

7.

Many of your risk factors are generic in nature and could apply to nearly any company in this industry.  In addition, many of the risk factors use headings or titles that do not describe the risk and some of the risk factors merely state a fact, without addressing clearly what the risk is and how it could impact your business.  Please review and revise your risk factors so that they clearly define the material risks to your business in the subheading and in the discussion and are narrowly tailored to your facts and circumstances.

In response to the Staff’s comment, the Company has reviewed and revised its risk factors.

8.

We note your statement in MD&A that you believe your cash balance is not sufficient to fund your limited levels of operations for any period of time.  Please include prominent risk factor disclosure to this effect.  In addition, disclose the dollar amount required to fund your operations for the next 12 months in the context of your limited cash resources.

In response to the Staff’s comment, the Company has revised its statement to include an additional risk factor in “Risk Factors” section that addresses the Staff’s request.

9.

We note that your sole officer and director resides in the United Kingdom and that you intend to sell the common stock outside of the United States. Please provide a risk factor addressing the risk U.S. stockholders face in:

•

effecting service of process within the United States against your officer;

•

enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against your officer;

•

enforcing judgments obtained in U.S. courts based on civil liability provisions of the

U.S. federal securities laws in foreign courts against your officer; and

•

bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

Alternatively, if you believe a risk factor is not warranted, please provide us with your analysis.

The company has revised its registration statements to address these risk factors.

Use of Proceeds, page 14

10.

Given that this is a no minimum offering, please supplement the disclosures on this page and on page 36 to reflect the use of proceeds assuming the sale of a smaller portion of the offering such as ten or fifteen percent of the proposed offering.

In response to the Staff’s comment, the Company added the language to its disclosure just above the Use of Proceeds table stating that, assuming the sale of only a smaller portion of the offering, such as ten or fifteen percent of the proposed offering, the Company will be in a position where it will need to make loans in order to supplement cash amount to reach the least amount raised proposed in the use of proceeds table.

11.         Please tell us how you determined that the proceeds net of expenses will be $10,000 less than the gross dollar amount if 50%, 75% and 100% of the securities are sold. It appears you should revise the use of proceeds table to reflect the specific expenses associated with the offering.

In response to the Staff’s comment, the Company revised its Use of Proceeds table now presenting no unknown deduction from the full amount raised.

12.

We note your statement that you may fund your operations through loans from Mr. Evan to cover such things as the Dragon license and the registration process based on a verbal agreement with him.  Where you reference such loans, please also state, as indicated on page 47, that the agreement with Mr. Evans to provide funding is non-binding and that there is no guarantee that he will provide such funding. Include risk factor disclosure to this effect.

In response to the Staff’s comment, the Company added a new risk factor in its registration statement and added language stating that it has non-binding agreement for loans.

Plan of Distribution, Page 36

13.

You state that you intend to sell the shares outside the United States, particularly in Israel.  Please expand your plan of distribution discussion with respect to your plans to sell shares outside of the U.S. and in Israel.

In response to the staff’s request, the Company has expanded discussion on its distribution plan. The Company would like to inform the Staff that the reference to Israel has been removed because of the uncertainty of distribution in this particular country.

Description of our Business, page 39

14.

Please expand your business description regarding how you plan to specialize and differentiate your apps. In this regard, we note your statement that your apps will be “specialized, catered to industry professionals….”  In addition, expand your discussion of your “related business.” Specifically, explain in more detail what your social media services and skills are and how you plan to provide them for a fee to others.

In response to the Staff’s comment, the Company has expanded and added language in this section as per Staff’s request.

Management, page 43

15.

We note that you have provided Mr. Evans’ business experience through August 2011. Please describe his business experience from August 2011 to the present and include his principal occupations and employment during those years.  We note further that Mr. Evans devotes only 20 percent of this time to PacMan Media and receives no compensation.  Please tell us whether he performs work for any other business, describe the business activities and indicate the number of hours devoted to such other activities.

In response to the Staff’s request, the Company expanded its language to discuss management’s other business, activities and number of hours devoted to such activities.

 Management’s Discussion and Analysis

Liquidity and Capital Resources, page 48

16.

Please disclose the current rate at which you use funds in your operations.

   In response to the Staff’s comment, the Company revised disclosure to  present the current rate at which the Company uses funds in its operation.

Financial Statements

17.

Please revise your financial statements to include a Statement of Operations and a Statement of Cash Flows for the period September 25, 2013 (Inception) to October 31,

2013. Also, include a Balance Sheet as of October 31, 2013. Please also ensure the periods covered in the Report of Independent Registered Public Accountant correspond to all of the periods included in the financial statements, including the period from September 25, 2013 (Inception) to October 31, 2014.

In response to the Staff’s request, the Company revised its financial statements to address the points raised within.

Exhibits

18.

We note that Exhibit 3.1 appears to be a jpeg image. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image.  We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.  Please re-file this exhibit in one of the acceptable document formats.

In response to the Staff’s comment, the Company has amended its filing of Exhibit 3.1 to the appropriate format.

19.

Please file as an exhibit the form of subscription agreement you plan to use for purposes of offering shares.  Refer to Item 601(b)(4) of Regulation S-K.

In response to the Staff’s request, the Company has now filed its draft form of subscription agreement planed to be used for purposes of offering shares.

20.

Please have your independent registered public accountant update the date of its consent prior to effectiveness of the registration statement. In addition, since you have included a review report for the interim period, revise to include an acknowledgement letter instead of the consent included in Exhibit 23.2 and file the letter pursuant to the requirements of Item 601(b)(15) of Regulation S-K. The letter should be included as Exhibit 15 to your next amendment.  See Securities Act Rule 436.

In response to the Staff’s request, the Company has addressed this comment with its auditor.

21.

Please revise to file the consent of counsel or indicate that it is included in Exhibit 5.1. Refer to Item 601(b)(23) of Regulation S-K.

                                 In response to the Staff’s request, the Company has revised its registration statement to indicate that the consent of counsel is included in Exhibit 5.1.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dave EvansDavid Mark Evans, Director